Contact

www.linkedin.com/in/carter-fowler-8835739b (LinkedIn)

Top Skills

Go-to-Market Strategy
Team Building
Business Development

Languages

Spanish (Limited Working)

Certifications

Google AdWords
Google Analytics

Honors-Awards

Generation Liberty Fellow
Gentleman of the Year

Carter Fowler

Co-Founder & CEO at Totem World’s Most Viral Startup Reached 5% of World Population Organically. No Celebrity Endorsements. 100% Organic Growth. Featured on Inc Magazine, Rolling Stone, and WIRED

Chattanooga, Tennessee, United States

Summary

Turning beautiful products into cultural phenomena.

Currently serving as CEO at Totem, one of the world's fastest-growing consumer tech startups. Our team is on a mission to reshape the way people connect and navigate the real world during life's most beautiful moments.

Music and entertainment runs in my veins. I come from a long line of professional musicians and have years of experience as a professional vocalist. Over the years, I've attended hundreds upon hundreds of live shows and festivals. In 2018, a selection of my music journalism was archived by the US Library of Congress in their American Music archives.

"Art is how we decorate space, but music is how we decorate time."

Experience

Totem

Co-Founder & CEO
October 2023 - Present (2 years 3 months)

Makers of the world-famous Friend-Finding Compass. Totem is creating a safer, more immersive, and more beautiful world for everyone.

Chattanooga Area Chamber of Commerce

Board Member
July 2023 - June 2024 (1 year)
Chattanooga, Tennessee, United States

gener8tor

Go-to-Market Mentor
June 2023 - March 2024 (10 months)

The Company Lab (CO.LAB)
Go-to-Market Mentor
February 2023 - March 2024 (1 year 2 months)

Agile Brand Lab
Brand Strategist
April 2019 - December 2023 (4 years 9 months)
Atlanta, Georgia, United States

ENGINEERED SILICONE PRODUCTS LLC
Marketing Advisor
October 2018 - December 2023 (5 years 3 months)
Columbia, New Jersey, United States

Shoetizer
Go-to-Market Advisor
June 2023 - November 2023 (6 months)
Chattanooga, Tennessee, United States

RFYN
Head of Marketing
March 2022 - November 2022 (9 months)
San Diego, California, United States

CentralSauce Media
Founder
December 2017 - November 2021 (4 years)
Greater Atlanta Area

321 Web Marketing
Digital Marketing Strategist
September 2016 - December 2018 (2 years 4 months)
Fairfax, VA

Moving Picture Institute
Business Development Associate
May 2015 - September 2016 (1 year 5 months)
Washington, D.C.

The James Madison Institute
Business Development Coordinator
August 2013 - May 2015 (1 year 10 months)

The Peabody Memphis
Management Intern
May 2013 - August 2013 (4 months)

Consulado General de El Salvador
Citizen Affairs Intern
May 2010 - August 2010 (4 months)
Woodstock, Georgia

Education

Florida State University
Bachelor of Science (BS), Economics · (2011 - 2015)